SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)*

Advanced Analogic Technologies Incorporated

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00752J108

(CUSIP number)

Mark V.B. Tremallo Vice President, General Counsel and Corporate Secretary Skyworks Solutions, Inc. 20 Sylvan Road Woburn, MA 01801 (781) 376-3000

(Name, address and telephone number of person authorized to receive notices and communications)

November 30, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on the following pages)

(Page 1 of 12 Pages)

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CUSIP No. 00752J108		Page 2 of 12 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SKYWORKS SOLUTIONS, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 5,494,054(1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,494,054 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.67% (2)
14.	TYPE OF REPORTING PERSON CO

(1)	Includes 2,720,204 issued and outstanding shares of issuer common stock, 2,709,161 shares of issuer common stock issuable upon the exercise of vested options or options that will be vested within 60 days and 64,689 shares of issuer common stock issuable upon the settlement of vested restricted stock units or restricted stock units that will be vested within 60 days (in each instance, without giving effect to any acceleration of vesting that may occur in connection with the Merger (as defined below)).
(2)	Based on 44,301,895 shares of issuer common stock outstanding as of December 5, 2011. Shares of issuer common stock that may be issued pursuant to options and restricted stock units that are, or will be vested and exercisable in within 60 days are deemed outstanding for computing the percentage ownership of the reporting person

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CUSIP No. 00752J108		Page 3 of 12 pages

This Amendment No. 1 (“Amendment No. 1”) amends the statement on Schedule 13D initially filed on June 6, 2011 (the “Original Filing”) by Skyworks Solutions, Inc. (the “Buyer”), with respect to common stock, $0.001 par value per share, of Advanced Analogic Technologies Incorporated (the “Company”). Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing. This Amendment No. 1 is being made to disclose that, on November 30, 2011, the Buyer, PowerCo Acquisition Corp., a wholly-owned subsidiary of the Buyer (“Merger Sub”), and the Company (collectively, the “Parties”) entered into Amendment No. 1 to the Agreement and Plan of Merger, dated May 26, 2011, by and among the Parties. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Buyer in the Original Filing.

ITEM 1. Security and Issuer.

Not Applicable.

ITEM 2. Identity and Background.

Item 2 of the Original Filing is hereby amended as follows:

Schedule I referenced in Item 2 is hereby amended and restated in its entirety as reflected below.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

On May 26, 2011, the Buyer, PowerCo Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Buyer (“Merger Sub”) and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will, subject to the satisfaction or waiver of the conditions therein, merge with and into the Company, and the Company will become a wholly owned subsidiary of the Buyer (the “Merger”).

On November 30, 2011, the Buyer, Merger Sub and the Company entered into Amendment No. 1 to the Merger Agreement (the “Amendment”), modifying the price, structure, conditions and other terms of the Buyer’s pending proposed acquisition of the Company. Pursuant to the Amendment, the one-step merger transaction at $6.13 per share in cash and stock contemplated by the Merger Agreement has been restructured as an all-cash two-step transaction at $5.80 per share.

In the first step of the transaction, upon the terms and subject to the conditions set forth in the Amendment, the Buyer has agreed to commence within seven business days (i.e., by December 9, 2011) a cash tender offer for any and all outstanding shares of the Company’s common stock (the “Offer”) at a purchase price of $5.80 per share in cash (the “Offer Price”). The consummation of the Offer will be conditioned on (i) at least a majority of the outstanding shares of the Company’s common stock having been validly tendered and not properly withdrawn pursuant to the Offer prior to the expiration date of the Offer, (ii) the Merger Agreement, as amended by the Amendment, having not been terminated in accordance with its terms, (iii) the Company having complied with certain interim covenants regarding conduct of its business, (iv) the representations and warranties of the Company concerning certain capitalization matters being true and correct as of the date of the Amendment, and (v) no governmental authority enacting, issuing, promulgating, enforcing or entering any order, executive order, stay, decree, judgment or injunction (preliminary or permanent) prohibiting the consummation of the Offer or the Merger. The Offer will not be subject to financing.

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In the second step of the transaction, following (and subject to) the consummation of the Offer and subject to certain further customary conditions (specifically, receipt of the requisite approval of the Company’s stockholders (if required under applicable law), and no governmental authority having enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction (preliminary or permanent) prohibiting consummation of the merger), Merger Sub will be merged with and into the Company and the Company will become a wholly owned subsidiary of Buyer. In the Merger, each share of the Company’s common stock then outstanding (other than shares already purchased in the Offer and other than shares for which appraisal rights have been properly exercised under Delaware law) will be converted into the right to receive an amount equal to the Offer Price. The Buyer may, but is not required to, provide for a “subsequent offering period” under federal securities law following the expiration of the Offer. In addition, the Company has granted the Buyer a “top-up option” to acquire shares of the Company’s common stock in order to facilitate the consummation of the Merger using such short form merger procedures. The top-up option is exercisable any time after the first time at which Buyer accepts for payment any shares of the Company common stock pursuant to the Offer. If the Buyer acquires 90% or more of the outstanding shares of the Company’s common stock pursuant the Offer, the subsequent offering period (if any) and the top-up option, then the Buyer will consummate the Merger pursuant to the short form merger procedures under Delaware law as soon as practicable following the consummation of the Offer without a vote or any further action by the holders of the Company’s common stock. If the Buyer does not acquire at least 90% of the Company’s outstanding common stock, a majority of the outstanding shares of common stock must be voted to adopt the Merger Agreement, as amended by the Amendment, before the Merger can be completed. In this event, the Company will call and convene a stockholder meeting to obtain this approval, and the Buyer will vote all shares of the Company common stock it holds in favor of adoption of the Merger Agreement, as amended by the Amendment, thereby assuring approval.

In connection with the Merger Agreement, the Buyer entered into a stockholder agreement (the “Stockholder Agreement”), dated as of May 26, 2011, with the following directors and officers of the Company (each a “Stockholder” and collectively, the “Stockholders”): Richard K. Williams, Samuel J. Anderson, Jason L. Carlson, Jaff Lin, Thomas P. Redfern, Chandramohan Subramanian, Jun-Wei Chen, Ashok Chandran and Kevin D’Angelo. The Stockholders own 2,720,204 issued and outstanding shares of Company common stock as of December 5, 2011, options currently vested or vesting in the next 60 days that are exercisable for 2,709,161 shares of Company common stock, and restricted stock units that are currently vested or vesting in the next 60 days that are subject to settlement in stock for a total of 64,689 shares of Company common stock (in each instance, without giving effect to any acceleration of vesting that may occur in connection with the Merger), representing, in the aggregate 11.67% of the 44,301,895 shares of Company common stock outstanding as of December 5, 2011. Under the terms of the Stockholder Agreement, any shares of Company common stock received by the Stockholders upon the exercise of stock options or the settlement of restricted stock units are subject to the provisions of the Stockholder Agreement. Pursuant to the Stockholder Agreement, each Stockholder has agreed to vote all shares of Company common stock beneficially owned by such Stockholder in favor of adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement and against any other acquisition proposal or alternative acquisition agreement made in opposition to the consummation of the Merger and the transactions contemplated by the Merger Agreement. The Stockholders have also granted the Buyer an irrevocable proxy to vote their shares of Company common stock at any meeting of stockholders called with respect to the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement.

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CUSIP No. 00752J108		Page 5 of 12 pages

In connection with the Merger Agreement, the Buyer has entered into a non-competition, non-solicitation and confidentiality agreement, dated as of May 26, 2011, with Richard K. Williams, the President, Chief Executive Officer and Chief Technology Officer of the Company (the “Non-Competition Agreement”), pursuant to which, among other things, Mr. Williams has agreed, for a period of 24 months and subject to certain exceptions, not to engage, without the express prior written consent of the Buyer, in any business or activity that is in competition with the Company’s business of developing, designing, manufacturing, licensing, marketing, selling and distributing power management semiconductors and related software.

References to, and descriptions of, the Merger Agreement, the Amendment, the Stockholder Agreement and the Non-Competition Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement, the Amendment, Stockholder Agreement and Non-Competition Agreement, respectively, copies of which are filed as Exhibits 1, 2, 3 and 4, respectively, hereto and which are incorporated by reference in this Item 3 in their entirety where such references and descriptions appear.

As described in further detail below in Item 5, Liam Griffin, who serves as Senior Vice President, Sales and Marketing of the Buyer, and Mr. Griffin’s spouse purchased an aggregate of 8,000 shares of Company common stock with personal funds in open market transactions taking place on February 25, 2008 and October 22, 2007, respectively. The aggregate purchase cost of the 8,000 shares beneficially owned by Mr. Griffin (which includes shares owned by his spouse) is approximately $87,060, excluding brokerage commission.

ITEM 4.	Purpose of Transactions.

Item 4 is hereby amended and restated to read as follows:

As described in Item 3, the Buyer acquired beneficial ownership of the shares of Company common stock covered by the Stockholder Agreement as a condition to entering into the Merger Agreement. Under applicable corporate law, if the Buyer does not acquire at least 90% of the Company’s outstanding common stock pursuant to the Offer, for the Merger to be completed, the Merger Agreement must be adopted by the affirmative votes of a majority of the issued and outstanding shares of Company common stock. The shares of Company common stock covered by the Stockholders Agreement represent a portion of the required votes, but significantly less than the required majority, and therefore do not guarantee receipt of the required stockholder approval. In addition, each Stockholder signed the Stockholder Agreement solely in such Stockholder’s capacity as an owner of his shares of Company common stock and nothing in the Stockholder Agreement prohibits, prevents or precludes such Stockholder from taking or not taking any action in his or her capacity as an officer or director of the Company, to the extent permitted by the Merger Agreement, as amended by the Amendment. Under certain circumstances, the Merger Agreement, as amended by the Amendment, allows the Company’s Board of Directors to withdraw its support for the Merger Agreement, as amended by the Amendment, and, in certain circumstances involving the receipt of an unsolicited superior proposal, to terminate the Merger Agreement, as amended by the Amendment. If the Merger Agreement, as amended by the Amendment, is terminated in accordance with its terms, the Stockholder Agreement terminates concurrently with the termination of the Merger Agreement, as amended by the Amendment, and the proxy granted to the Buyer automatically terminates.

Except as set forth in Item 3, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Company common stock beneficially owned by Mr. Griffin was acquired for investment purposes.

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CUSIP No. 00752J108		Page 6 of 12 pages
ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a) and (b) For the purpose of Rule 13d-3 promulgated under the Exchange Act, the Buyer, by reason of the execution and delivery of the Stockholder Agreement, may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of 5,494,054 shares of Company common stock which are subject to the Stockholder Agreement, which represent approximately 11.67% of the outstanding Company common stock (based on the number of shares outstanding as of December 5, 2011). Except as set forth in this Item 5, the Buyer does not, and to its knowledge, any person listed in Schedule I hereto do not, beneficially own any shares of Company common stock.

With respect to the voting of the shares of Company common stock, the Buyer has the power to vote or cause the vote of the shares of Company common stock in accordance with the terms of the Stockholder Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that the Buyer is the beneficial owner of the shares of Company common stock referred to in this Item 5 for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Mr. Griffin beneficially owns 8,000 shares of Company common stock, constituting less than 1% of the shares of Company common stock outstanding (based on the number of shares outstanding as of December 5, 2011). Mr. Griffin has the sole power to vote or direct the vote of 1,000 shares of Company common stock; has the shared power with his spouse to vote or direct the vote of 7,000 shares of Company common stock; has the sole power to dispose or direct the disposition of 1,000 shares of Company common stock; and has shared power with his spouse to dispose or direct the disposition of 7,000 shares of Company common stock. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that Mr. Griffin is the beneficial owner of any other shares of Company common stock referred to in this Item 5 for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except for the execution and delivery of the Stockholder Agreement, the Merger Agreement and the Amendment, no transaction in shares of Company common stock were effected by the Reporting Person or, to its knowledge, any person listed in Schedule I hereto, during the 60 days prior to the date hereof.

(d) Except for the agreements described in this Statement, to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 through 5 of this Statement is hereby incorporated by reference in this Item 6.

Other than described in this Statement, to the knowledge of the Buyer, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and Schedule I and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, joint ventures, loan or option agreements, puts or calls, guarantees or profits, division of profit or loss, or the giving or withholding of proxies. Nor are there any contracts, arrangements, understandings or relationships regarding securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

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CUSIP No. 00752J108		Page 7 of 12 pages
ITEM 7.	Materials to be Filed as Exhibits.

Item 7 is hereby amended and restated to read as follows:

Exhibit 1:	Agreement and Plan of Merger, dated as of May 26, 2011, by and among Skyworks Solutions, Inc., PowerCo Acquisition Corp. and Advanced Analogic Technologies Incorporated (incorporated by reference Exhibit 2.2 to the Buyer’s Current Report on Form 8-K (File No. 001-05560), filed with the SEC on December 5, 2011).

Exhibit 2:	Amendment No. 1 to Agreement and Plan of Merger, dated November 30, 2011 by and among Skyworks Solutions, Inc., PowerCo Acquisition Corp., and Advanced Analogic Technologies Incorporated (incorporated by reference to Exhibit 2.1 to the Buyer’s Current Report on Form 8-K (File No. 001-05560), filed with the SEC on December 5, 2011).

Exhibit 3:	Stockholder Agreement, dated as of May 26, 2011, by and among Skyworks Solutions, Inc. and certain directors and officers of Advanced Analogic Technologies Incorporated (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 000-51349), filed with the SEC on May 27, 2011).

Exhibit 4:	Non-Competition, Non-Solicitation and Confidentiality Agreement, dated as of May 26, 2011, by and between Skyworks Solutions, Inc. and Richard K. Williams (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 000-51349), filed with the SEC on May 27, 2011).

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CUSIP No. 00752J108		Page 8 of 12 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 9th day of December, 2011.

SKYWORKS SOLUTIONS, INC.

By:	/s/ Mark V.B. Tremallo
Name:	Mark V.B. Tremallo
Title:	Vice President, General Counsel and Secretary

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CUSIP No. 00752J108		Page 9 of 12 pages

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE BUYER

The name, business address, present principal occupation or employment and material occupations, positions, officers or employment for the past five years for each of the directors and executive officers of the Buyer are set forth below. Unless otherwise specified below, the business address and phone number for each such director and executive officer is 20 Sylvan Road, Woburn, Massachusetts, 01801, (781) 376-3000, and each is a citizen of the United States.

Directors

David J. McLachlan, age 73, has been a director since 2000 and Chairman of the Board since May 2008. Mr. McLachlan served as a senior advisor to the Chairman and Chief Executive Officer of Genzyme Corporation (a publicly traded biotechnology company) from 1999 to 2004. He also was the Executive Vice President and Chief Financial Officer of Genzyme from 1989 to 1999. Prior to joining Genzyme, Mr. McLachlan served as Vice President and Chief Financial Officer of Adams-Russell Company (an electronic component supplier and cable television franchise owner). Mr. McLachlan also serves on the Board of Directors of Dyax Corp. (a publicly traded biotechnology company), HearUSA, Ltd. (a publicly traded hearing care services company) and Deltagen, Inc (a publicly traded provider of drug discovery tools and services to the biopharmaceutical industry).

David J. Aldrich, age 54, has served as President and Chief Executive Officer, and as a director of the Company since April 2000. From September 1999 to April 2000, Mr. Aldrich served as President and Chief Operating Officer. From May 1996 to May 1999, when he was appointed Executive Vice President, Mr. Aldrich served as Vice President and General Manager of the semiconductor products business unit. Mr. Aldrich joined the Company in 1995 as Vice President, Chief Financial Officer and Treasurer. From 1989 to 1995, Mr. Aldrich held senior management positions at M/A-COM, Inc. (a developer and manufacturer of radio frequency and microwave semiconductors, components and IP networking solutions), including Manager Integrated Circuits Active Products, Corporate Vice President of Strategic Planning, Director of Finance and Administration and Director of Strategic Initiatives with the Microelectronics Division. Mr. Aldrich has also served since February 2007 as a director of Belden Inc. (a publicly traded designer and manufacturer of cable products and transmission solutions).

Kevin L. Beebe, age 52, has been a director since January 2004. Since November 2007, he has been President and Chief Executive Officer of 2BPartners, LLC (a partnership that provides strategic, financial and operational advice to investors and management, and whose clients include Carlyle Group, GS Capital Partners, KKR and TPG Capital). Previously, beginning in 1998, he was Group President of Operations at ALLTEL Corporation, a telecommunications services company. From 1996 to 1998, Mr. Beebe served as Executive Vice President of Operations for 360° Communications Co., a wireless communication company. He has held a variety of executive and senior management positions at several divisions of Sprint, including Vice President of Operations and Vice President of Marketing and Administration for Sprint Cellular, Director of Marketing for Sprint North Central Division, Director of Engineering and Operations Staff and Director of Product Management and Business Development for Sprint Southeast Division, as well as Staff Director of Product Services at Sprint Corporation. Mr. Beebe began his career at AT&T/Southwestern Bell as a Manager. Mr. Beebe also serves as a director for SBA Communications Corporation (a publicly traded North American operator of wireless communications towers), NII Holdings, Inc. (a publicly traded provider of wireless telecommunications services), Sting Communications (a privately held broadband network provider) and Syniverse Corp. (a privately held provider of support services for wireless carriers).

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Moiz M. Beguwala, age 65, has been a director since June 2002. He served as Senior Vice President and General Manager of the Wireless Communications business unit of Conexant from January 1999 to June 2002. Prior to Conexant’s spin-off from Rockwell International Corporation, Mr. Beguwala served as Vice President and General Manager, Wireless Communications Division, Rockwell Semiconductor Systems, Inc. from October 1998 to December 1998; Vice President and General Manager Personal Computing Division, Rockwell Semiconductor Systems, Inc. from January 1998 to October 1998; and Vice President, Worldwide Sales, Rockwell Semiconductor Systems, Inc. from October 1995 to January 1998. Mr. Beguwala serves on the Board of Directors of Powerwave Technologies, Inc. (a publicly traded wireless solutions supplier for communications networks worldwide) and Cavendish Kinetics Inc. (a privately held MEMS company), as well as Chairman of the Board of RF Nano Corporation (a privately held semiconductor company in Newport Beach, CA). He also served as director of SIRF Technologies, Inc. (a former publicly traded GPS solutions semiconductor company) from September 2000 until May 2008.

Timothy R. Furey, age 53, has been a director since 1998. He has been Chief Executive Officer of MarketBridge (a privately owned sales and marketing strategy and technology professional services firm) since 1991. His company’s clients include organizations such as IBM, British Telecom and other global Fortune 500 companies selling complex technology products and services into both OEM and end-user markets. Prior to 1991, Mr. Furey held a variety of consulting positions with Boston Consulting Group, Strategic Planning Associates, Kaiser Associates and the Marketing Science Institute.

Balakrishnan S. Iyer, age 55, has been a director since June 2002. He served as Senior Vice President and Chief Financial Officer of Conexant Systems, Inc. from October 1998 to June 2003, and was a director of Conexant from February 2002 until April 2011. Prior to joining Conexant, Mr. Iyer served as Senior Vice President and Chief Financial Officer of VLSI Technology Inc. Prior to that, he was corporate controller for Cypress Semiconductor Corp. and Director of Finance for Advanced Micro Devices, Inc. Mr. Iyer serves on the Board of Directors of Conexant, Life Technologies Corp., Power Integrations, Inc., QLogic Corporation, and IHS Inc. (each a publicly traded company).

Thomas C. Leonard, age 77, has been a director since August 1996. From April 2000 until June 2002, he served as Chairman of the Board of the Company, and from September 1999 to April 2000, he served the Company as Chief Executive Officer. From July 1996 to September 1999, he served as President and Chief Executive Officer. Mr. Leonard joined the Company in 1992 as a Division General Manager and was elected a Vice President in 1994. Mr. Leonard has over 30 years of experience in the microwave industry, having held a variety of executive and senior level management and marketing positions at M/A-COM, Inc., Varian Associates, Inc. and Sylvania.

David P. McGlade, age 50, has been a director since February 2005. He currently serves as the Chief Executive Officer and Deputy Chairman of Intelsat Global S.A. (a privately held worldwide provider of fixed satellite services). Previously, Mr. McGlade served as an Executive Director of mmO2 PLC and as the Chief Executive Officer of O2 UK (a subsidiary of mmO2), a position he held from October 2000 until March 2005. Before joining O2 UK, Mr. McGlade was President of the Western Region for Sprint PCS.

Robert A. Schriesheim, age 51, has been a director since 2006. He has been Executive Vice President and Chief Financial Officer of Sears Holdings since August 2011. Previously, Mr. Schriesheim was Chief Financial Officer and Principal Financial Officer of Hewitt Associates, Inc. (a global human resources consulting and outsourcing company that was acquired by Aon Corporation in October 2010). From October 2006 until December 2009, he was the Executive Vice President, Chief Financial Officer and Principal Financial Officer of Lawson Software, Inc. (a publicly traded ERP software provider). From August 2002 to October 2006, he was affiliated with ARCH Development Partners, LLC, a seed stage venture capital fund. Before joining ARCH, Mr. Schriesheim held executive positions at Global TeleSystems (“GTS”), SBC Equity Partners, Ameritech, AC

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Nielsen, and Brooke Group Ltd. In 2001, to facilitate the sale of GTS, Mr. Schriesheim led it through a pre-arranged filing under Chapter 11 of the United States Bankruptcy Code (“U.S.B.C.”) and, in prearranged proceedings, a petition for surseance (moratorium), offering a composition, in the Netherlands. All such proceedings were approved, confirmed and completed by March 31, 2002 as part of the sale of the company. Mr. Schriesheim is also a director of Lawson Software, Inc. In addition, from 2004 until 2007, he was also a director of Dobson Communications Corp. (a former publicly traded wireless services communications company that was acquired by AT&T Inc. in 2007).

Executive Officers (other than President and Chief Executive Officer)

Donald W. Palette, age 54, joined the Company as Vice President and Chief Financial Officer of Skyworks in August 2007. Previously, from May 2005 until August 2007, Mr. Palette served as Senior Vice President, Finance and Controller of Axcelis Technologies, Inc. (a publicly traded semiconductor equipment manufacturer). Prior to May 2005, he was Axcelis’ Controller beginning in 1999, Director of Finance beginning August 2000, and Vice President and Treasurer beginning in 2003. Before joining Axcelis in 1999, Mr. Palette was Controller of Financial Reporting/Operations for Simplex, a leading manufacturer of fire protection and security systems. Prior to that, Mr. Palette was Director of Finance for Bell & Howell’s Mail Processing Company, a leading manufacturer of high speed mail insertion and sorting equipment.

Gregory L. Waters, age 51, joined the Company in April 2003, and has served as Executive Vice President and General Manager, Front-End Solutions since October 2006, Executive Vice President beginning November 2005, and Vice President and General Manager, Cellular Systems as of May 2004. Previously, from February 2001 until April 2003, Mr. Waters served as Senior Vice President of Strategy and Business Development at Agere Systems and, beginning in 1998, held positions there as Vice President of the Wireless Communications business and Vice President of the Broadband Communications business. Prior to working at Agere, Mr. Waters held a variety of senior management positions within Texas Instruments, including Director of Network Access Products and Director of North American Sales. Mr. Waters also serves as a director of Sand 9, Inc. (a privately held fabless semiconductor company focused on precision timing solutions).

Liam K. Griffin, age 45, joined the Company in August 2001 and serves as Senior Vice President, Sales and Marketing. Previously, Mr. Griffin was employed by Vectron International, a division of Dover Corp., as Vice President of Worldwide Sales from 1997 to 2001, and as Vice President of North American Sales from 1995 to 1997. His prior experience included positions as a Marketing Manager at AT&T Microelectronics, Inc. and Product and Process Engineer at AT&T Network Systems. Mr. Griffin also serves as a director of Vicor Corp. (a publicly traded designer, developer, manufacturer and marketer of modular power components and complete power systems).

Bruce J. Freyman, age 51, joined the Company in May 2005 and serves as Senior Vice President, Worldwide Operations. Previously, he served as President and Chief Operating Officer of Amkor Technology and also held various senior management positions, including Executive Vice President of Operations from 2001 to 2004. Earlier, Mr. Freyman spent 10 years with Motorola managing their semiconductor packaging operations for portable communications products.

Mark V.B. Tremallo, age 55, joined the Company in April 2004 and serves as Vice President, General Counsel and Secretary. Previously, from January 2003 to April 2004, Mr. Tremallo was Senior Vice President and General Counsel at TAC Worldwide Companies (a technical workforce solutions provider). Prior to TAC, from May 1997 to May 2002, he was Vice President, General Counsel and Secretary at Acterna Corp. (a global communications test equipment and solutions provider that filed a voluntary petition for reorganization under Chapter 11 of the U.S.B.C. on May 6, 2003). Earlier, Mr. Tremallo served as Vice President, General Counsel and Secretary at Cabot Safety Corporation.

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George M. LeVan, age 66, has served as Vice President, Human Resources since June 2002. Previously, Mr. LeVan served as Director, Human Resources, from 1991 to 2002 and has managed the human resource department since joining the Company in 1982. Prior to 1982, Mr. LeVan held human resources positions at Data Terminal Systems, Inc., W.R. Grace & Co., Compo Industries, Inc. and RCA.